THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY INVESTOR, WHETHER FOREIGN OR DOMESTIC.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SUBSCRIPTION AGREEMENT

AUTOMATED WATER MACHINES, INC.
1528 W ADAMS ST, 3RD FL
CHICAGO, IL 60607

Ladies and Gentlemen:

The undersigned understands that Automated Water Machines, Inc., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "***Form C***").

Automated Water Machines I, a series of Wefunder SPV, LLC, a Delaware limited liability company (the "***Investor***") is interested in making an investment in the Company. In connection with the foregoing, the Investor has received the Form C pursuant to which the Company is offering shares of the Company's Series Seed-1 Preferred Stock, $0.0001 par value per share (the "***Series Seed-1 Preferred Stock***") at a purchase price of $0.14271933 per share ("***Purchase Price***").

The minimum amount or target amount to be raised in the Offering is $50,000.15 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $1,000,000.07 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell the Series Seed-1 Preferred Stock as determined by the Company in its sole discretion. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the

terms of this Offering. The Company is offering the Series Seed-1 Preferred Stock to prospective investors through Wefunder Portal LLC (the "***Portal***"). The Portal is registered with the Securities and Exchange Commission (the "***SEC***"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying offering statement, which are available on the website of the Portal at www.wefunder.com.

Subject to acceptance by the Company to be indicated by execution and delivery of this Subscription Agreement (this "***Agreement***") and to the terms and conditions of the Form C, the Investor and the Company hereby represent, warrant, covenant and agree as follows:

      1.   Subscription. The Investor hereby agrees to subscribe to purchase the number of shares of Series Seed-1 Preferred Stock equal to the quotient of the Investor's aggregate purchase amount set forth on the signature page hereto divided by the Purchase Price and shall pay the aggregate purchase amount in the manner specified in the Form C, this Agreement, and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for shares of Series Seed-1 Preferred Stock in the Offering after the Offering campaign deadline as specified in the offering statement and on the Portal's website.

      2.   Representations and Warranties of Investor. The Investor makes the following representations and warranties with the express intention that they be relied upon by the Company in determining the undersigned's suitability to purchase the Series Seed-1 Preferred Stock (the "***Securities***"):

      (a)   The Investor is organized and operated for the sole purpose of directly acquiring, holding, and disposing of the Securities issued by the Company in one or more offerings made in compliance with 17 C.F.R. §§ 227.100 through 227.504 (Regulation Crowdfunding). The Investor will remain in compliance with 17 C.F.R. § 270.3a–9 for so long as the Investor holds the Securities. The Investor has not, and will not, borrow money and shall use the proceeds from the sale of its securities solely to purchase the Securities. The Investor has issued, and will issue, only one class of securities in one or more offerings under Regulation Crowdfunding in which the Investor and the Company are deemed to be co-issuers under the Securities Act. The Investor has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, understands and acknowledges it will not receive any other compensation from the Company, and understands and acknowledges any compensation paid to any person operating the Investor is paid solely by the Company. The Investor shall maintain the same fiscal year-end as the Company and a one-to-one relationship between the number, denomination, type and rights of Securities it owns and the number, denomination, type and rights of its securities outstanding. The Investor will seek instruction from the holders of its securities with regard to: (i) the voting of the Securities it holds and votes the Securities only in accordance with such instructions; and (ii) participating in tender or exchange offers or similar transactions conducted by the Company and participates in such transactions only in accordance with such instructions. The Investor will receive, from the Company, all disclosures and other information required under Regulation Crowdfunding and the Investor will promptly provide such disclosures and other information to its investors and potential investors in the Securities and to Portal. The Investor will provide to each of its investors the right to direct the Investor to assert the rights under state and federal law that such investors would have if he or she had invested directly in the Company and provides to each such investor any information that it receives from the Company as a shareholder of record of the Company.

      (b)   The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full Purchase Price for the Securities; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(c)   Investor is fully aware that the Securities subscribed for hereunder have not been registered with the SEC under the Securities Act or under any state securities law. The Company is under no obligation to so register the Securities, or the securities issuable upon exercise or conversion of its currently outstanding securities (including the Securities) and does not contemplate doing so. Investor further understands that the Securities are being sold in reliance on one or more exemptions from registration under federal and state securities laws. Investor will make no transfer of the Securities, or the securities issuable upon exercise or conversion of the Securities, in violation of the Investment Agreements, the Securities Act or any state securities law or statute.

(d)   Investor is able (i) to bear the economic risk of Investor's investment in the Securities; (ii) to hold Investor's Securities for an indefinite period of time; and (iii) currently, based on existing conditions, hereafter will be able to afford a complete loss of such investment. Investor understands the business in which the Company is engaged and is capable of making an informed investment decision with respect thereto.

(e)   Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities. In making Investor's decision to invest in the Securities, Investor has relied on independent investigations made by Investor and by Investor's own professional advisors. Investor and Investor's advisors have been given sufficient opportunity to obtain information and to examine this Agreement and the Form C and to ask questions of, and to receive answers from, the Company concerning the Securities, the Company, and the terms and conditions of this investment, and to obtain any additional information to verify the accuracy of any information previously furnished. All such questions have been answered to Investor's full satisfaction.

(f)   The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal (as defined in the Form C), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(g)   The Securities are being purchased solely for Investor's own account, as principal, for investment and not for the interest of any other entity and not with a view to, or in connection with, any resale, distribution, subdivision, or fractionalization of such Securities. Investor has no agreement or other arrangement with any person to sell, transfer, or pledge any part of the Securities subscribed for or any agreement or arrangement that would guarantee Investor any profit or against any loss with respect to such Securities, and Investor has no plans to enter into any such agreement or arrangement.

(h)   Investor understands that:

(i)   Investor must bear the economic risk of the investment for an indefinite period of time because the Securities cannot be resold unless subsequently registered under the Securities Act or unless an exemption from such registration is available, as established by an opinion of counsel satisfactory to the Company.

(ii)   Investor understands that the Securities are restricted from transfer under the Investment Agreements and for a period of time under applicable federal securities laws, and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii)   The exemption provided by Rule 144 promulgated pursuant to the Securities Act ("**Rule 144**") will not be generally available because of the conditions and limitations of Rule 144. In the absence of the availability of Rule 144 any disposition by Investor of any portion of the Securities may require compliance with some other exemption under the Securities Act, and the Company is under no obligation and does not plan to take any action in furtherance of making Rule 144 or any exemption so available.

(iv)   The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(v)   No federal or state agency has passed upon or made any recommendations or endorsements of the investment in the Securities.

(vi)   Projections relating to the Company are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a series of future events affecting the Company and over which the Company may have limited or no control. There is no assurance that the assumptions on which any financial projections are based will be realized. In light of the foregoing, it is impossible to predict future operating results with any degree of certainty.   Because of the number and range of variables and assumptions that are involved in financial projections, some of the assumptions will not materialize and actual results achieved are expected to vary, possibly materially, from those presented.

(vii)   Investor's investment in the Company involves certain risks in that, among other factors, (A) successful operation of the Company may depend on factors beyond the control of the Company; (B) the investment in the Company is a speculative investment and involves a high degree of risk of loss; (C) the Securities may not be transferred, sold or encumbered, except in accordance with the terms of the Investment Agreements; and, accordingly (D) it may not be possible for Investor to liquidate Investor's investment in case of imminent need of funds or any other emergency, if at all.

(viii)The business plan for the Company continues to be developed. There is no assurance that the Company will be able to complete and implement its business plan successfully.

(ix)   No public trading market for the Securities exists, and it is currently anticipated that no such market for the Securities will ever exist.

(x)   Upon execution of this Agreement and payment of the Purchase Price for the Securities, the Securities shall be issued to the Investor on an irrevocable basis and the Company will have no obligation to return such funds to the Investor.

(xi) **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(i)   If Investor is not a natural person, (A) Investor has the power and authority to execute this Agreement and each other document required to be executed and delivered by the Investor in connection with this offering, including the Investment Agreements (collectively the "***Transaction Documents***"), and to perform its obligation thereunder and consummate the transactions contemplated thereby; and (B) the person signing the Transaction Documents on behalf of Investor has been duly authorized to execute and deliver the Transaction Documents. If Investor is an individual, Investor has all requisite legal capacity to acquire and hold the Securities and to execute, deliver and comply with the terms of each of the Transaction Documents. The execution and delivery by Investor, and compliance by Investor with the Transaction Documents, does not conflict with, or constitute a default under, any instruments governing Investor, any law, regulation or order, or any agreement to which Investor is a party or by which Investor is bound. The Transaction Documents have been duly executed by Investor and constitute valid and legally binding agreements of Investor.

(j)   Investor has carefully read and understands this Agreement and the Form C previously provided by the Company to the Investor.

3.   <u>Irrevocable Proxy and Power of Attorney</u>. Investor hereby constitutes and appoints as the proxy of the Investor and hereby grants a power of attorney and right to the Lead Investor of the Company's Wefunder offering to the maximum extent permitted by applicable law, with full power of substitution and resubstitution and power to act alone, as the undersigned's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect to the Securities and all shares of capital stock issuable upon conversion of such Securities that now are or hereafter may be owned by the Investor, whether directly or indirectly, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "***Proxy Shares***"). The proxy and power of attorney identified above is hereby authorized and empowered by the undersigned to act as Investor's proxy and attorney-in-fact to vote, and consent with respect to, the total number of Proxy Shares in respect of the Investor at every annual and special meeting of the stockholders of the Company, including any postponement, recess or adjournment thereof, or in any other circumstance, however called, and to execute consents, approvals and waivers on any matter submitted to the undersigned or any other class of capital stock of the Company for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Any and all prior proxies and power of attorney given by the Investor with respect to the Securities or the Proxy Shares are hereby revoked and Investor shall not hereafter purport to grant any other proxy or power of attorney with respect to any of the Proxy Shares, deposit any of the Proxy Shares into a voting trust or enter into any agreement (other than this Agreement and the Investment Agreements), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Proxy Shares, in each case, with respect to any of the matters set forth herein. The foregoing proxy and power of attorney, and each of them, is coupled with an interest and shall be irrevocable unless and until that certain Voting Agreement dated October 24, 2025, as amended or restated (the "***Voting Agreement***") terminates or expires pursuant to Section 6 thereof.

4.   <u>Representations and Warranties of the Company</u>. The Company represents and warrants as follows:

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is duly authorized to issue the Securities and execute and deliver this Agreement and when executed and delivered, this Agreement will constitute a legal, valid, and binding obligation of the Company.

(b)   The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Investment Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by Investor.

5.   Additional Agreements of Investor. Investor agrees that:

(a)   Investor will not transfer or assign this Agreement or any of the Investor's interest herein.

(b)   Investor may not cancel, terminate, or revoke this Agreement, and this Agreement shall be binding upon the Investor and the Investor's permitted assigns, legal representatives, heirs, legatees, and distributees.

(c)   Investor shall indemnify, hold harmless, and defend the Company and its officers, directors, and affiliates with respect to any and all loss, damage, expense, claim, action, or liability any of them may incur as a result of the breach or untruth of any of the representations, warranties, and agreements of Investor set forth in this Agreement. If the Company or anyone acting on its behalf discovers any breach or untruth of any such representations, warranties, and agreements, the Company may, at its option, forthwith rescind the sale of any Securities to the Investor.

6.   Further Agreements.
(a)   To the extent Investor's subscription is accepted by the Company, the Investor agrees that the Securities may become subject to certain of the terms of, or may be required to execute, one or more agreements with the Company, including, the Voting Agreement (collectively, the "*Investment Agreements*"), and Investor (i) shall execute and deliver any Investment Agreement in its capacity as a shareholder of the Company and any and all other documents requested by the Company to reflect that Investor and the Securities shall be subject to the terms and conditions of any such Investment Agreement and (ii) hereby irrevocably confirms, adopts, and applies the conformed signature included in the Adoption Agreement to the Voting Agreement attached hereto as **Exhibit A** (the "*Adoption Agreement*") as its signature, and that by delivering such Adoption Agreement Investor intends such Adoption Agreement to be a valid and binding commitment of Investor.

(b)   Lock-Up Agreement: The Investor further agrees that it will not, without the prior written consent of the Company or any representative of the underwriters (the "*Managing Underwriter*"), during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its common stock or any other equity securities under the Securities Act on a registration statement (other than an Excluded Registration) on Form S-1, and ending on the date specified by the Company and the Managing Underwriter (such period not to exceed one hundred eighty (180) days in the case of the Company's first underwritten public offering of its common stock under the Securities Act (an "*IPO*") or, if the Company is not then an emerging growth company as defined in the applicable SEC regulations, such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap, hedging, or other transaction or arrangement that transfers, or is designed to transfer, to another, in whole or in part, any of the economic consequences of ownership, directly or indirectly, of such securities, whether or not any such transaction or arrangement described in clause (i) or (ii) above is to be settled by delivery of common stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 6(b) shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period, or the transfer of any shares as otherwise permitted by this Agreement, provided that the transferee agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 6(b) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 6(b) or that are necessary to give further effect thereto. An "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Securities; or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered.

(c)   Waiver of Inspection Rights: The Investor hereby acknowledges and agrees that until the consummation of the of the IPO, the Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares owned by such Investor (a "**Beneficial Owner**"), waived, and does hereby so waive, any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. The Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights as a stockholder otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law). Promptly after written request by the Investor (but no more frequently than once per quarter of each fiscal year of the Company), the Company shall deliver to the Investor a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the common stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for common stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Investor to calculate its percentage equity ownership in the Company (provided that this may be satisfied by the Company granting access to its electronic capitalization management platform).

7.   Tax Matters. The Investor acknowledges and agrees that the Company has not provided and will not provide any tax advice to Investor in connection with the Investor's investment in the Securities.   Further, the Investor agrees that the Company shall not be responsible for any of the Investor's tax reporting obligations that may arise as a result of Investor's investment in the Securities.

8.   Costs. The Investor shall be required to bear all expenses that it has incurred in connection with the Investor's subscription of the Securities, including, but not limited to, any fees which may be payable to investment advisors, Investor representatives or any other persons consulted by the Investor in connection with the subscription of the Securities. The Investor acknowledges and agrees to the compensation payable by the Company to Wefunder Portal LLC as set forth in the Wefunder terms and conditions.

9.   Miscellaneous.

(a)   Modification.   Subject to the terms hereof, neither this Agreement nor any provision hereof will be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

(b)   Assignment. The terms and provisions of this Agreement will be binding upon and inure to the benefit of the Investor, the Company and their respective successors and assigns; provided that this Agreement will not be assignable by the Investor without the prior written consent of the Company.

(c)   Survival; Severability; etc. All representations, warranties, agreements and covenants made or deemed to be made by the Investor and the Company herein will survive the execution and delivery, and acceptance, of this offer and the closing of the sale of the Securities (the "*Closing*"). If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(d)   Notices; Consent to Electronic Notices. All notices or other communications given or made hereunder shall be in writing and shall be made in accordance with Section 7.7 of the Voting Agreement. The Investor hereby consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address on the books of the Company. The Investor agrees to promptly notify the Company of any change in its electronic mail address, and that such failure to do so shall not affect the foregoing.

(e)   Governing Law; Venue; and Waiver of Jury Trial. This Agreement, any amendment, addendum, exhibit, supplement or other document relating hereto, and any and all disputes arising herefrom or related hereto, will be governed by and construed in accordance with the laws of the State of Delaware governing disputes occurring, and contracts made and to be performed, wholly therein, and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the state and federal courts in the State of Delaware or the United States District Court for the District of Delaware with respect to any dispute related to or arising from this Agreement. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

(f)   Facsimile/Electronic Consent; Counterparts. The Company will be entitled to rely on delivery by facsimile machine or electronic means (e.g., via e-mail transmission of .pdf copy of signed agreement) of an executed copy of this Agreement, and acceptance by the Company of such copy will be legally effective to create a valid and binding agreement between the Investor and the Company in accordance with the terms hereof. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes. This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, will be deemed to be an original and all of which together will constitute one and the same document.

(g)   Entire Agreement and Headings. This Agreement, the Company's certificate of incorporation and bylaws, and the Investment Agreements contain the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may be amended or modified in any respect by written instrument only. Insofar as any conflict exists between the provisions of this Agreement and the provisions of any Investment Agreement, the provisions of such Investment Agreement shall supersede and control. The headings contained herein are for convenience only and will not affect the meanings or interpretation hereof.

(h)   Effective Date. This Agreement is intended to and will take effect on the date of the Closing, notwithstanding its actual date of execution or delivery by any of the parties.

(i)   Survival of Investor Representations and Warranties. The Investor's representations and warranties are true and accurate as of the date of Investor's subscription to purchase the Securities and will be true and correct as of the date that the purchase of Securities subscribed for is consummated, and each such representation and warranty shall survive such purchase. Investor agrees to notify the Company immediately if any representation or warranty contained in this Agreement becomes false, incorrect or untrue prior to Investor's purchase of the Securities, or if the any warranty or covenant of the Investor contained in this Agreement is breached or is reasonably certain to be breached in the future. Investor further agrees to provide such information and execute and deliver such documents as the Company may reasonably request to verify the accuracy of Investor's representations and warranties herein or to comply with any law or regulation to which the Company may be subject.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Automated Water Machines Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **SUBSCRIBER**:

[ENTITY_NAME]

By: _____   By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[x] Not Accredited

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement is executed on [EFFECTIVE DATE] , 2025, by the undersigned (the "***Holder***") pursuant to the terms of that certain Voting Agreement, dated as of October 24, 2025 (the "***Voting Agreement***"), by and among the Company and certain of its Stockholders, as such Voting Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Voting Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

      1.   <u>Acknowledgement</u>. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "***Stock***") or options, warrants, or other rights to purchase such Stock (the "***Options***"), for one of the following reasons (Check the correct box):

☐   As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Voting Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Voting Agreement.

☐   As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Voting Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Voting Agreement.

☒   As a new "Investor" in accordance with <u>Section 7.1(a)</u> of the Voting Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Voting Agreement.

☐   In accordance with <u>Section 7.1(b)</u> of the Voting Agreement, as a new party who is not a new "Investor", in which case Holder will be a "Stockholder" for all purposes of the Voting Agreement.

      2.   <u>Agreement</u>. Holder hereby (a) agrees that the Stock and/or Options, as applicable, and any other shares of capital stock or securities required by the Voting Agreement to be bound thereby, shall be bound by and subject to the terms of the Voting Agreement and (b) adopts the Voting Agreement with the same force and effect as if Holder were originally a party thereto.

      3.   <u>Notice</u>. Any notice required or permitted by the Voting Agreement shall be given to Holder at the address or email address provided to the Company in connection with Holder's execution of this Adoption Agreement.

ACCEPTED AND AGREED:

HOLDER: **AUTOMATED WATER MACHINES, INC.**

AUTOMATED WATER MACHINES I

By: /s/ Automated Water Machines I   By: *Founder Signature*
Name: Name: Manuela S. Zoninsein
Title: Title: Chief Executive Officer